Filed pursuant to rule 424(b)(3)
Registration Statement No. 333-123157

S U P P L E M E N T    T O    P R O S P E C T U S    D A T E D    J U N E    2 4,    2 0 0 5

8,160,000 Shares

TBS International Limited

Class A Common Shares

This supplement updates the prospectus dated June 24, 2005 that has been issued with respect to TBS International Limited's initial public offering of Class A common shares.

The Company has announced that it has expanded its fleet of vessels by taking delivery of a multipurpose tweendecker and reaching an agreement to purchase a bulk carrier.

The M.V. Taurus, which will be renamed the Maya Princess, is a 37,500 dwt multipurpose tweendecker that was built in 1983. It was purchased for $15.8 million under an agreement signed on May 4, 2005 and delivered in Antwerp, Netherlands on June 28, 2005. The acquisition of the Maya Princess was previously disclosed in the prospectus.

The M.V. Tronador is a 37,700 dwt bulk carrier that was built in 1984. TBS agreed on June 30, 2005 to pay $13.8 million for the M.V. Tronador, which will be the first vessel purchased by the company using the proceeds from the offering. The company expects delivery of the M.V. Tronador by mid-September, 2005.

The Company also entered into a $25.0 million credit facility with the Bank of America, N.A. on June 30, 2005 and drew down $7.8 million under the facility on the same day. The new facility will be used for working capital and to fund the purchase of additional vessels.

Merrill Lynch & Co.	Jefferies & Company, Inc.

The date of this supplement is July 5, 2005.